STOCKHOLDERS' LETTER

Dear Stockholders:

     We are pleased to report record operating results for fiscal year 2001. Sales increased to $439.3 million from $374.2 million last year. Net income rose to $88.5 million, or $1.91 per diluted share, as compared with $59.2 million, or $1.25 per diluted share in fiscal 2000. Other financial highlights included: An increase in net worth of $67.3 million from a base of $129.2 million to $196.5 million, a significant boost in our cash position to $158.7 million at year end as compared with $75.9 million a year ago and the repurchase of 2,286,500 shares of common stock at an average price of $ 9.30. In all, fiscal 2001 was a very good year, one in which extraordinary results emanated from Pokemon, other progress was made and the growth engine of our candy business clearly evidenced itself.


Confectionery
-------------

     In North America, our branded (non-Pokemon) confectionery business posted healthy gains during the year, further establishing Topps as a serious player in the kids' candy market. Marketing support was excellent and our cohesive sales team drove overall distribution levels to record heights. The elements of Topps brand building strategy continues at work - creating products kids like a lot, broadening distribution so those products are visible (in the stores where kids can buy them), then stepping up the advertising weights and frequency of broadcast with the intent of increasing rates of retail sale. Doing so is particularly meaningful because today, trade buyers often make their judgments about which items to carry on the basis of best performers, such as "Top 10" sellers. If an item slips to 11, so to speak, it well may get the boot.

     I am happy to report that in mass merchandisers (such as Wal-Mart, Kmart, and Target), Topps Ring Pop, Push Pop and Baby Bottle Pop are in the top FIVE of all non-chocolate confectionery products, as measured by a respected independent retail auditing firm. Early in the year, we began selling a sour-flavored version of Baby Bottle Pop and rolling out Triple Power Push Pop. Later on, we introduced new two-flavored (Twisted) Ring Pop and spring-loaded Jumbo Push Pop, both to be expanded to national distribution during fiscal 2002. We aired new TV commercials, brought additional flavors into the lineup and debuted new packaging configurations along with special point-of-purchase displays.

     Also on the new product front, we introduced our very first seasonal candy products and created several more to be marketed in the new fiscal year. Over 25% of all candy sold in America today is seasonal, and we believe there is growing appreciation for same overseas. With concerted focus, Topps is beginning to reach for a share of this promising category.

     Internationally, Pokemon candy sales boomed to such an extent as to overshadow our "regular" candy business. Of course, we benefited overall, but consumer interest and trade attention was drawn away from some of our staple products and will have to be rekindled in the new year. An ongoing bright spot for our branded confectionery business overseas is the market of Japan, difficult to penetrate but one in which both Push Pop and more recently Baby Bottle Pop, have enjoyed good consumer acceptance.


Collectible Sports Products
---------------------------

     Under the heading "time flies", 2001 marks Topps 50th anniversary of producing its first baseball card. To celebrate this milestone, we fashioned a broad-based promotion leveraging Topps long and storied history in sports. Our efforts were extremely well-received, not just by the card collecting community but by America at large, as evidenced by wide-spread coverage received in both the print and broadcast media. In fact, we think USA Today got it just right in their front-page feature story on Topps noting. "While Topps has been challenged by competition, its brand is to baseball cards what Band-Aid is to adhesive bandages." A reprint of that article is enclosed for your review.

     During this last fiscal year, we changed our organizational structure, realigned responsibility by sport (instead of brand) and beefed up our commitment to product development, all in an effort to provide consumers with compelling products, appropriately priced. By way of example, Topps 2001 Baseball was the most significant release the industry has seen in years. Bowman Reserve Football made a huge impact with collectors by packaging signed mini football helmets with traditional trading cards in a single selling unit. Topps Heritage, our new retro brand with bubble gum in every pack, also ignited the hobby, and played to one of Topps proprietary strengths - nostalgia-based products.

     We will look to capitalize on some of this momentum as we navigate fiscal 2002, but it won't be a snap given the general sports card environment. Competitors appear willing to sacrifice margins in an appeal to high-spending collectors and there is only so far we are willing to go down that road. To the degree we do, downward pressure on margins may be difficult to offset in its entirety, despite extracting savings from other areas of the business.

     On the international front, we were successful in securing exclusive rights to continue publishing products featuring athletes of the English Premier Football League for an additional three years. We are pleased with this achievement, although the football sticker business is presently on a downward cycle in Europe. Steps are being taken to stimulate sales of our football products in the U.K. and Italy where we also have licenses.


     Last, but by no means least, work continues on etopps, the trading card brand we are developing to sell exclusively over the Internet to a wide range of consumers. We ran a test launch this past December and learned two important things: that the test group seemed to like the concept a great deal (the good news), but that the technical underpinnings provided by an outside supplier were woefully inadequate. Since then, we have been working extremely hard to get support in line with requirements. From a timing standpoint, it is reasonable to hope that we can begin marketing etopps cards within this baseball season.


Entertainment Publishing
------------------------

     Last year, Publishing both here and abroad was a strong contributor to the corporate pot and will continue receiving the attention and support it deserves. Pokemon had the starring role and performed very well, particularly in Europe and other foreign markets. To put that in perspective, in addition to cards we sold more than three billion Pokemon stickers last year, printed in 17 different languages, to customers in 21 countries around the world.

     During fiscal 2002, in one form or another, our line of entertainment products will feature Star Wars, Marvel Superheroes, WWF, and summer movies Planet of the Apes and Jurassic Park III. Prior to the winter holiday season, we plan to market products featuring the Lord of the Rings movie, and Monsters, Inc. from Disney-Pixar.

The Future
----------

     Last year's success has made this great Company stronger and more financially secure than ever. We can fund investments in the business and its future. We can afford the tools and talent etopps needs to get up and operate. We can increase television advertising where appropriate, spend in sports both here and abroad to meet competitive challenges, and make capital expenditures to maintain first-class status in both manufacturing and administrative functions. We can acquire companies if we find a proper fit and we can continue to repurchase shares of Topps. All told, we can use the "nest egg" to help build more stockholder value.

     In closing, we thank the Topps family of employees everywhere for making good things happen and congratulate them on a job well done. On behalf of the entire organization, we also thank our customers, licensors, stockholders and suppliers for their valued support.





                           Chairman, Chief Executive Officer and President







                           OFFICERS OF THE TOPPS COMPANY, INC.

                             Table of Contents










                                                                      Page


Stockholders' Letter....................................................1


Financial Highlights....................................................6


Management's Discussion and Analysis of Financial Condition
   and Results of Operations............................................7


Consolidated Financial Statements......................................11


Notes to Consolidated Financial Statements.............................15


Report of Independent Public Accountants...............................29


Market & Dividend Information..........................................30


Selected Consolidated Financial Data...................................31


Directors, Officers, Subsidiaries and Corporate
   Information..........................................Inside Back Cover

FINANCIAL HIGHLIGHTS
--------------------


                                                        Year Ended
------------------------------------------------------------------------------------
                                           March          February        February
                                           3, 2001        26, 2000        27, 1999
------------------------------------------------------------------------------------
                                        (In thousands of dollars, except share data)

Net sales .........................     $   439,268     $   374,193     $   229,414

Income from operations ............         121,917          94,852          26,658

Net income ........................          88,489          59,215          15,571

Cash provided by operations .......         104,356          58,879          29,522

Working capital ...................         138,079          71,128          24,919

Total debt ........................            --              --            15,783

Stockholders' equity ..............         196,542         129,175          77,224

Net income per share - basic ......     $      1.97     $      1.28     $      0.34
                     - diluted ....     $      1.91     $      1.25     $      0.33

Weighted average shares outstanding
                     - basic ......      45,011,000      46,398,000      46,415,000
                     - diluted ....      46,366,000      47,463,000      46,678,000
------------------------------------------------------------------------------------

Income from operations includes certain non-recurring items in the year 1999 presented above. See Note 2.


MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
---------------------------------------------------------

The following table sets forth, for the periods indicated, net sales by key business segment:

                                                      Year Ended
--------------------------------------------------------------------------------
                                        March           February        February
                                        3, 2001         26, 2000        27, 1999
--------------------------------------------------------------------------------
                                                (In thousands of dollars)
Confectionery .....................     $172,528        $129,724        $ 95,238

Collectible sports products........      122,918         133,803         124,855

Entertainment products ............      143,822         110,666           9,321

     Total ........................     $439,268        $374,193        $229,414
--------------------------------------------------------------------------------

FISCAL 2001 VERSUS 2000*
-----------------------

In fiscal 2001, the Company's consolidated net sales increased 17.4% to $439.3 million. This was the result of increased sales of confectionery and entertainment products which more than offset a decline in collectible sports products. Sales this year were reduced by approximately $20 million as a result of foreign currencies weakening against the dollar.

Net sales of confectionery products, which include, among other things, Bazooka brand bubble gum and Ring Pop, Push Pop, Baby Bottle Pop and Pokemon candies, increased 33.0% in 2001 to $172.5 million. Excluding sales of Pokemon candy products which totaled $38.9 million, confectionery sales grew 8.6%. This growth was the result of the continued strength of Baby Bottle Pop domestically and Push Pop in Japan and the U.S. Confectionery products accounted for 39% of the Company's consolidated net sales in 2001, compared with 34% in 2000.

Net sales of collectible sports products, which consist of both cards and sticker album products, decreased 8.1% to $122.9 million. Sales comparisons this year versus last were affected by the NBA lockout which resulted in an unusual quantity of basketball product being shipped in the first quarter of fiscal 2000.

Sales of European soccer sticker album products and hockey products were also less this year than last. Sales of baseball products were up versus last year driven by the increased focus on nostalgia and success of products commemorating the fiftieth anniversary of Topps marketing its first baseball card. Collectible sports products accounted for 28% of the Company's net sales in 2001, compared with 36% in 2000.

Net sales of entertainment products, which consist of entertainment cards and the Merlin line of entertainment sticker album products, increased to $143.8 million from $110.7 million in 2000 as a result of the success of Pokemon cards and sticker album products in Europe. Excluding Pokemon, sales of entertainment products were down due to the absence of Star Wars products sold last year. Entertainment products represented 33% of the Company's consolidated net sales in 2001, compared with 30% in 2000.

Consolidated gross profit as a percentage of net sales increased to 49.0% in 2001 from 47.8% in 2000. This margin improvement was largely the result of the increased mix of high-margin entertainment products. Reduced product obsolescence costs on both the sports and confectionery businesses also contributed to favorable margins this year.

Other income increased to $3.0 million this year from $755,000 last year primarily as a result of a foreign exchange gain on European cash as well as higher levels of prompt payment discounts on European inventory purchases.

Selling, general & administrative expenses ("SG&A") decreased as a percentage of net sales to 21.9% in 2001 from 22.6% a year ago as a result of higher sales. SG&A dollar spending increased to $96.4 million from $84.7 million due to greater expenditures for advertising and marketing and the Company's investment in its Internet initiative.

Net interest income increased to $5.7 million in fiscal 2001 from $1.7 million in fiscal 2000 due to an increase in cash on hand and the elimination of the Company's loan balance.

The effective tax rate in 2001 of 30.7% reflects provisions for federal, state and local income taxes in accordance with statutory income tax rates. The improvement versus the 2000 rate of 38.7% is a function of an increased mix of international earnings this year and the lower effective rate on those earnings as well as certain one-time tax benefits.

Net income in fiscal 2001 was $88.5 million, or $1.91 per diluted share, versus $59.2 million, or $1.25 per diluted share in 2000.


FISCAL 2000 VERSUS 1999
-----------------------

In fiscal 2000, the Company's net sales increased 63.1% to $374.2 million. This was the result of higher sales in each of the three key business segments.

Net sales of confectionery products increased 36.2% in 2000 to $129.7 million. Excluding sales of Pokemon lollipop products which totaled $6.4 million, confectionery sales grew 29.5%. This growth was the result of the continued strength of Baby Bottle Pop around the world, strong domestic growth of Ring Pop and Push Pop, and the successful introduction of Push Pop in Japan. Confectionery sales declined year over year in Brazil as a result of the January 1999 currency devaluation. Confectionery products accounted for 34% of the Company's net sales in 2000, compared with 42% in 1999.

Net sales of collectible sports products increased 7.2% to $133.8 million. This increase was the result of several factors including the shipment of basketball card products, which normally would have occurred in the fourth quarter of fiscal 1999, but were delayed into fiscal 2000 due to the NBA lockout. Higher sales of baseball card products early in the year, which resulted from the McGwire/Sosa home run race the prior year and a full year's participation in the NHL hockey market, also contributed to the increase. Sales of international soccer sticker album products were significantly less this year than last. Collectible sports products accounted for 36% of the Company's consolidated net sales in 2000, compared with 54% in 1999.

Net sales of entertainment products increased to $110.7 million from $9.3 million in 1999. Sales of Pokemon products, primarily trading cards in the U.S. and Canada, represented $87.4 million, while sales of Star Wars products around the world accounted for the majority of the remainder. Entertainment products represented 30% of the Company's consolidated net sales in 2000, compared with 4% in 1999.

Consolidated gross profit as a percentage of net sales increased to 47.8% in 2000 from 41.3% in 1999. This margin improvement was largely the result of the favorable mix of high-margin entertainment card products. Higher sales overall, which resulted in greater leverage of fixed costs, and both manufacturing and vendor cost reductions also contributed to the improvement in gross profit margins.

Selling, general & administrative expenses ("SG&A") decreased as a percentage of net sales to 22.6% in 2000 from 31.5% a year ago as a result of the higher sales. SG&A dollar spending increased to $84.7 million from $72.3 million due to greater expenditures for advertising and marketing, higher freight costs and broker commissions as a result of the increase in sales, and the Company's investment in its Internet initiative.

Income from operations in 1999 included non-recurring income of $3.5 million from gains on the sale of the Irish plant as well as on the sales of manufacturing related equipment in Ireland and the U.S.

Net interest income in 2000 was $1.7 million versus an expense of $454,000 in 1999 due to an increase in cash on hand and the reduction and ultimate pay off of the Company's term loan balance.

The effective tax rate in 2000 of 38.7% reflects provisions for federal, state and local income taxes in accordance with statutory income tax rates. The improvement versus the 1999 rate of 40.6% is a function of a lower effective rate on international earnings.

Net income was $59.2 million, or $1.25 per diluted share in 2000, versus $15.6 million, or $0.33 per diluted share in 1999. Excluding non-recurring items in 1999, net income would have been $13.3 million, or $0.28 per diluted share.


QUARTERLY COMPARISONS
---------------------

Management believes that quarter-to-quarter comparisons of sales and operating results are affected by a number of fluctuating factors, including the timing of product introductions and variations in shipping and factory scheduling requirements. Thus, quarterly results vary. See Note 17 of Notes to Consolidated Financial Statements.


INFLATION
---------
The Company has been subject to price increases for certain materials, labor, utilities and services, which have been partially offset by effective buying of materials and by adjustment in the contents of finished products and their prices, as competition has permitted.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

On June 26, 2000, the Company entered into a credit agreement with Chase Manhattan Bank and LaSalle Bank National Association. The agreement provides for a $35.0 million unsecured facility to cover revolver and letter of credit needs and expires on June 26, 2004. Interest rates are variable and a function of the Company's EBITDA. The credit agreement contains restrictions and prohibitions of a nature generally found in loan agreements of this type and requires the Company, among other things, to comply with certain financial covenants, limits the Company's ability to repurchase its shares, sell or acquire assets or borrow additional money and prohibits the payment of dividends. The credit agreement may be terminated by the Company at any point over the four year term (provided the Company repays all outstanding amounts thereunder) without penalty.

In October 1999, the Board of Directors of the Company authorized the Company to repurchase up to 5 million shares of its stock. As of March 3, 2001, the Company had repurchased 3.2 million shares at an average price per share of $8.99.

As of March 3, 2001, the Company had $158.7 million in cash and cash equivalents.

During 2001, the Company's net increase in cash and cash equivalents was $82.9 million versus $34.1 million in 2000. Cash flow from operating activities in 2001 was $104.4 million versus $58.9 million last year, primarily as a result of the higher net income and a reduction in receivables. Cash flow from investing activities reflects $3.4 million in capital expenditures this year as compared with $2.8 million in 2000. Cash flow from financing activities primarily reflects treasury stock purchases of $21.4 million this year versus debt payments of $15.8 million and treasury stock purchases of $7.8 million last year.

Management believes that the Company has adequate means to meet its liquidity and capital resource needs over the foreseeable future.

EURO CONVERSION
---------------

On January 1, 1999, the exchange rates of Germany, France, the Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal and Luxembourg were fixed among one another and to a new currency, the euro. The euro currency will be introduced into circulation on January 1, 2002 and later that year the currencies of these countries will be retired. The Company does not expect future balance sheets and statements of earnings and cash flows to be materially impacted by conversion to the euro.


ACCOUNTING CHANGES
------------------

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, which provides a comprehensive standard for the recognition and measurement of derivatives and hedging activities, was to be effective for the Company's fiscal year 2001. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of SFAS No. 133", which deferred adoption to the Company's fiscal 2002. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133" to address certain issues causing implementation difficulties for a large number of entities. Management has determined that, had these statements been adopted in the current year, they would not have had a material effect on the current financial condition, results of operations or cash flows of the Company.

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------

The Topps Company, Inc. and Subsidiaries
(In thousands of dollars, except share data)

                                                               Year Ended
----------------------------------------------------------------------------------------
                                                    March       February       February
                                                   3, 2001      26, 2000       27, 1999
----------------------------------------------------------------------------------------
Net sales ...................................     $ 439,268     $ 374,193     $ 229,414

Cost of sales ...............................       223,924       195,358       134,623

     Gross profit on sales ..................       215,344       178,835        94,791

Other income ................................         2,964           755           676

Selling, general and administrative expenses         96,391        84,738        72,288

Non-recurring income ........................          --            --           3,479

     Income from operations .................       121,917        94,852        26,658

Interest income (expense), net ..............         5,717         1,712          (454)

     Income before provision for income taxes       127,634        96,564        26,204

Provision for income taxes ..................        39,145        37,349        10,633

     Net income .............................     $  88,489     $  59,215     $  15,571
----------------------------------------------------------------------------------------
Net income per share - basic ................     $    1.97     $    1.28     $    0.34
                     - diluted ..............     $    1.91     $    1.25     $    0.33
----------------------------------------------------------------------------------------
Weighted average shares outstanding - basic .     45,011,000    46,398,000    46,415,000
                                    - diluted     46,366,000    47,463,000    46,678,000
----------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
---------------------------

The Topps Company, Inc. and Subsidiaries
(In thousands of dollars, except share data)

                                                      March          February
                                                      03, 2001       26, 2000
--------------------------------------------------------------------------------
                                     ASSETS
--------------------------------------------------------------------------------
Current Asssets:

     Cash and cash equivalents ..................     $ 158,741      $  75,853

     Accounts receivable, net ...................        10,770         25,730

     Inventories ................................        19,526         20,738

     Income tax receivable ......................        11,570            253

     Deferred tax assets ........................         2,444          5,737

     Prepaid expenses and other current assets ..         7,728          5,357

          Total current assets ..................       210,779        133,668

Property, plant and equipment, net ..............        11,181          9,181

Intangible assets ...............................        54,970         57,588

Other assets ....................................         3,342          2,876

Total assets ....................................     $ 280,272      $ 203,313


--------------------------------------------------------------------------------
                      LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

Current liabilities:

     Accounts payable ...........................     $  13,705      $  18,958

     Accrued expenses and other liabilities .....        36,969         36,941

     Income taxes payable .......................        22,026          6,641

          Total current liabilities .............        72,700         62,540

Deferred income taxes ...........................         1,344          2,630

Other liabilities ...............................         9,686          8,968

          Total liabilities .....................        83,730         74,138

Commitments (See Note 18) .......................          --             --

Stockholders' equity:

     Preferred stock, par value $.01 per share,
        authorized 10,000,000 shares, none issued          --             --

     Common stock, par value $.01 per share,
        authorized 100,000,000 shares, issued
        48,421,000 in 2001 and 47,836,000 in 2000           484            478

     Additional paid-in capital .................        21,758         18,498

     Treasury stock, 4,329,000 shares in 2001
        and 2,043,000 shares in 2000 ............       (38,051)       (16,677)

     Retained earnings ..........................       217,479        128,990

     Accumulated other comprehensive loss .......        (5,128)        (2,114)

          Total stockholders' equity ............       196,542        129,175

Total liabilities and stockholders' equity ......     $ 280,272      $ 203,313
--------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

The Topps Company, Inc. and Subsidiaries
(In thousands of dollars)

                                                                        Year Ended
-----------------------------------------------------------------------------------------------
                                                             March       February     February
                                                            3, 2001      26, 2000     27, 1999
-----------------------------------------------------------------------------------------------
Operating Activities
   Net income ..........................................   $  88,489    $  59,215    $  15,571
   Add (subtract) non-cash items included in income:
      Gain on sale of property, plant and equipment ....        --           --         (3,209)
      Depreciation and amortization ....................       4,345        4,019        4,871
      Deferred taxes on income .........................       2,007       (6,907)        (271)
   Net effect of changes in:
      Receivables ......................................      14,960        3,388        7,980
      Inventories ......................................       1,212       (4,517)         392
      Income tax receivable ............................     (11,317)          16        6,560
      Prepaid expenses and other current assets ........      (2,371)        (497)      (1,039)
      Payables and other current liabilities ...........      10,160        4,544       (2,008)
      Other ............................................      (3,129)        (382)         675

         Cash provided by operating activities .........     104,356       58,879       29,522

Investing Activities
   Proceeds from disposition of property, plant
     and equipment .....................................        --           --          5,770
   Net additions to property, plant and equipment ......      (3,360)      (2,835)        (579)

         Cash (used in) provided by investing activities      (3,360)      (2,835)       5,191


Financing Activities
   Reduction of debt ...................................        --        (15,783)     (15,167)
   Exercise of employee stock options ..................       3,260        1,660           29
   Purchase of treasury stock ..........................     (21,368)      (7,796)        --

         Cash used in financing activities .............     (18,108)     (21,919)     (15,138)


Net increase in cash and cash equivalents ..............      82,888       34,125       19,575
Cash and cash equivalents at beginning of year .........      75,853       41,728       22,153
Cash and cash equivalents at end of year ...............   $ 158,741    $  75,853    $  41,728
-----------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
Interest paid ..........................................   $     119    $     842    $   2,237
Income taxes paid ......................................   $  30,414    $  39,407    $   7,423
-----------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
-----------------------------------------------

The Topps Company, Inc. and Subsidiaries
(In thousands of dollars)

                                                                        Additional                           Other
                                                              Common     Paid-in    Treasury  Retained   Comprehensive
                                                  Total       Stock      Capital     Stock    Earnings   Income (Loss)
----------------------------------------------------------------------------------------------------------------------
Stockholders' equity as of 2/28/1998 .........  $  61,609   $     475  $  16,812  $  (8,881)  $  54,204  $  (1,001)
----------------------------------------------------------------------------------------------------------------------
Net income ...................................     15,571        --         --         --        15,571       --
Translation adjustment .......................         15        --         --         --          --           15
    Total comprehensive income ...............     15,586        --         --         --        15,571         15
Exercise of employee stock options ...........         29        --           29       --          --         --
Stockholders' equity as of 2/27/1999 .........  $  77,224   $     475  $  16,841  $  (8,881)  $  69,775  $    (986)
----------------------------------------------------------------------------------------------------------------------

Net income ...................................     59,215        --         --         --        59,215       --
Translation adjustment .......................       (304)       --         --         --          --         (304)
Minimum pension liability ....................       (824)       --         --         --          --         (824)
    Total comprehensive income ...............     58,087        --         --         --        59,215     (1,128)

Purchase of treasury stock ...................     (7,796)       --         --       (7,796)       --         --
Exercise of employee stock options ...........      1,660           3      1,657       --          --         --
Stockholders' equity as of 2/26/2000 .........  $ 129,175   $     478  $  18,498  $ (16,677)  $ 128,990  $  (2,114)
----------------------------------------------------------------------------------------------------------------------

Net income ...................................     88,489        --         --         --        88,489       --
Translation adjustment .......................     (1,430)       --         --         --          --       (1,430)
Minimum pension liability ....................     (1,584)       --         --         --          --       (1,584)
    Total comprehensive income ...............     85,475        --         --         --        88,489     (3,014)

Purchase of treasury stock ...................    (21,368)          6       --      (21,374)       --         --
Exercise of employee stock options ...........      3,260        --        3,260       --          --         --
Stockholders' Equity as of 3/3/2001 ..........  $ 196,542   $     484  $  21,758  $ (38,051)  $ 217,479  $  (5,128)
----------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany items and transactions have been eliminated in consolidation.

The Company and its subsidiaries operate and report financial results on a fiscal year of 52 or 53 weeks which ends on the Saturday closest to the end of February. Fiscal 2001 was comprised of 53 weeks versus 52 weeks in both fiscal 2000 and fiscal 1999.

Foreign Currency Translation: The financial statements of subsidiaries outside the United States, except those subsidiaries located in highly inflationary economies, are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange as of the balance sheet date. The resultant translation adjustments are included in accumulated other comprehensive income. Income and expense items are translated at the average exchange rate for the month. Gains and losses from foreign currency transactions of these subsidiaries are included in net income. For subsidiaries operating in highly inflationary economies, the financial statements are measured using the U.S. dollar as the functional currency. Gains and losses from balance sheet translation adjustments are also included in net income.

Derivative Financial Instruments: Derivative financial instruments are used for hedging purposes by the Company in the management of its foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading purposes.

Accounting Changes: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, which provides a comprehensive standard for the recognition and measurement of derivatives and hedging activities, was to be effective for the Company's fiscal year 2001. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of SFAS No. 133", which deferred adoption to the Company's fiscal 2002. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133" to address certain issues causing implementation difficulties for a large number of entities. Management has determined that, had these statements been adopted in the current year, they would not have had a material effect on the current financial condition, results of operations or cash flows of the Company.

Cash Equivalents: The Company considers investments in highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Inventories: Inventories are stated at lower of cost or market. Cost is determined on the first-in, first-out basis.

Property, Plant and Equipment ("PP&E"): PP&E is stated at cost. Depreciation is computed using the straight-line method. Estimated useful lives used in computing depreciation are twenty-five years for buildings, three to twelve years for machinery and equipment and the remaining lease period for leasehold improvements. In accordance with SFAS No. 121, the Company periodically evaluates the carrying value of its PP&E for circumstances which may indicate impairment.

Intangible Assets: Intangible assets include trademarks, the value of sports, entertainment and proprietary product rights and goodwill (the excess of the purchase price over the estimated fair value of identifiable net assets acquired). Amortization is by the straight-line method over estimated lives of up to forty years. Management evaluates the recoverability of intangible assets under the provisions of SFAS No. 121, based on undiscounted projections of future cash flows attributable to the individual assets.

Net Sales: Sales are recorded upon shipment of products. Sales made on a returnable basis are recorded net of a provision for estimated returns. These estimates are revised, as necessary, to reflect actual experience and market conditions.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reporting of assets and liabilities as of the dates of the financial statements and revenues and expenses during the reporting period. These estimates primarily relate to the provision for sales returns, allowance for doubtful accounts, inventory obsolescence and asset valuations. Actual results could differ from these estimates.

Reclassifications: Certain items in the prior years' financial statements have been reclassified to conform with the current year's presentation.


NOTE 2 - NON-RECURRING ITEMS

During the third quarter of fiscal 1997, the Company announced that it would discontinue operations at its Duryea, Pennsylvania factory following the expiration of a labor agreement in December 1996. This resulted in the severance of both union and non-union employees and the outsourcing of all production activities previously performed at that location. As a result of the closing, the Company recorded a charge of $30 million before applicable income tax effects in fiscal 1997.

Due to headcount reductions in the United States and Europe and closure of the Cork, Ireland manufacturing facility, fiscal 1998 results include a net non-recurring charge of $3.7 million.

Fiscal 1999's non-recurring income of $3.5 million represents the gains on the sales of the Company's manufacturing facility in Cork, Ireland and of equipment in Cork, Ireland and Duryea, Pennsylvania.


NOTE 3 - EARNINGS PER SHARE

Earnings per share is computed in accordance with SFAS No. 128. Basic EPS is computed using weighted average shares outstanding, while diluted EPS is computed using weighted average shares outstanding plus shares representing stock distributable under stock-based plans computed using the treasury stock method.

The following table represents the computation of weighted average shares outstanding - diluted:

                                                    Year ended
--------------------------------------------------------------------------------
                                        March         February        February
                                       3, 2001        26, 2000        27, 1999
--------------------------------------------------------------------------------
Weighted average shares outstanding:
Basic                                45,011,000      46,398,000      46,415,000
Effect of dilutive stock options      1,355,000       1,065,000         263,000
Diluted                              46,366,000      47,463,000      46,678,000
--------------------------------------------------------------------------------

NOTE 4 - ACCOUNTS RECEIVABLE

The reserve for estimated losses on sales returns, which previously had been included in the balance of accrued expenses and other liabilities, has been reclassified as a contra account to accounts receivable. This presentation has been reflected on the condensed balance sheets as of March 3, 2001 and February 26, 2000.

                                                  March         February
                                                 3, 2001        26, 2000
-------------------------------------------------------------------------
                                                (In thousands of dollars)
Gross receivables                               $ 35,382        $ 50,766
Reserve for returns                              (22,994)        (23,621)
Allowance for doubtful accounts                   (1,618)         (1,415)
     Net                                        $ 10,770        $ 25,730
-------------------------------------------------------------------------

NOTE 5 - INVENTORIES
                                                  March         February
                                                 3, 2001        26, 2000
-------------------------------------------------------------------------
                                                (In thousands of dollars)

Raw materials                                   $ 2,860         $ 3,171
Work in process                                   2,282             529
Finished products                                14,384          17,038
     Total                                       19,526        $ 20,738
-------------------------------------------------------------------------


NOTE 6 - PROPERTY, PLANT AND EQUIPMENT, NET
                                                  March         February
                                                 3, 2001        26, 2000
-------------------------------------------------------------------------
                                                (In thousands of dollars)

Land                                            $     42        $     42
Buildings and improvements                         2,006           2,022
Machinery and equipment                           17,088          13,704
     Total PP&E                                   19,136          15,768
Accumulated depreciation and amortization         (7,955)         (6,587)
     Net                                        $ 11,181        $  9,181
-------------------------------------------------------------------------


NOTE 7 - INTANGIBLE ASSETS
                                                  March         February
                                                 3, 2001        26, 2000
-------------------------------------------------------------------------
                                                (In thousands of dollars)
Value of sports, entertainment and
proprietary products                            $ 36,635        $ 36,635
Goodwill                                          64,265          64,265
Accumulated amortization                         (45,930)        (43,312)
     Net                                        $ 54,970        $ 57,588
-------------------------------------------------------------------------


NOTE 8 - ACCRUED EXPENSES AND OTHER LIABILITIES
                                                  March         February
                                                 3, 2001        26, 2000
-------------------------------------------------------------------------
                                                (In thousands of dollars)

Royalties                                       $  8,540        $ 12,760
Employee compensation                              6,520           6,533
Advertising and marketing expenses                 4,570           2,392
Payments received in advance                       3,989           4,665
Pension liability                                  2,408             824
Other                                             10,942           9,767
     Total                                      $ 36,969        $ 36,941
-------------------------------------------------------------------------


NOTE 9 - DEPRECIATION AND AMORTIZATION
                                                Year Ended
-------------------------------------------------------------------------
                                    March        February      February
                                   3, 2001       26, 2000      27, 1999
-------------------------------------------------------------------------
                                         (In thousands of dollars)

Depreciation expense               $ 1,685       $  1,151       $  1,464
Amortization of intangible assets    2,618          2,618          2,618
Amortization - other                    42            250            789
    Total                          $ 4,345       $  4,019       $  4,871
-------------------------------------------------------------------------


NOTE 10 - LONG-TERM DEBT

On June 26, 2000, the Company entered into a credit agreement with Chase Manhattan Bank and LaSalle Bank National Association. The agreement provides for a $35.0 million unsecured facility to cover revolver and letter of credit needs and expires on June 26, 2004. Interest rates are variable and a function of the Company's EBITDA. The credit agreement contains restrictions and prohibitions of a nature generally found in loan agreements of this type and requires the Company, among other things, to comply with certain financial covenants, limits the Company's ability to repurchase its shares, sell or acquire assets or borrow additional money and prohibits the payment of dividends. The credit agreement may be terminated by the Company at any point over the four year term (provided the Company repays all outstanding amounts thereunder) without penalty.

NOTE 11 - INCOME TAXES

U.S. and foreign operations contributed to income before provision for income taxes as follows:

                                               Year Ended
-------------------------------------------------------------------------
                                    March        February       February
                                   3, 2001       26, 2000       27, 1999
-------------------------------------------------------------------------
                                          (In thousands of dollars)
United States                      $ 36,359      $ 86,654       $ 21,984
Europe                               89,201         7,240          2,424
Canada                                1,762         1,395          1,868
Latin America                           312         1,275            (72)
Total income before provision
for income taxes                   $127,634      $ 96,564       $ 26,204
-------------------------------------------------------------------------


Provision for income taxes consists of:
                                                Year Ended
-------------------------------------------------------------------------
                                     March       February       February
                                     3, 2001     26, 2000       27, 1999
-------------------------------------------------------------------------
                                           (In thousands of dollars)
Current income taxes:
Federal ........................     $  6,467    $ 32,024       $  6,655
Foreign ........................       27,323       3,368          2,250
State and local ................        2,459       8,362          2,032

      Total current ............     $ 36,249    $ 43,754       $ 10,937

Deferred income taxes (benefit):
Federal ........................        1,554      (4,889)           (79)
Foreign ........................        1,020      (1,316)          --
State and local ................          322        (200)          (225)

     Total deferred ............        2,896      (6,405)          (304)

Total provision for income taxes     $ 39,145    $ 37,349       $ 10,633
-------------------------------------------------------------------------


The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before provision for income taxes are as follows:

                                                Year Ended
------------------------------------------------------------------------
                                    March        February       February
                                   3, 2001       26, 2000       27, 1999
------------------------------------------------------------------------
                                           (In thousands of dollars)

Computed expected tax provision..  $ 44,672      $ 33,797       $ 9,171

Increase in taxes resulting from:
  State and local taxes, net of
  federal tax benefit............     2,327         5,220         1,175

  Foreign and U.S. tax effects
  attributable to foreign
  operations.....................   (13,352)       (1,525)         (578)
  Goodwill.......................       549           549           549
  Other permanent differences....     4,949          (692)          316

Provision for income taxes.......  $ 39,145      $ 37,349      $ 10,633
------------------------------------------------------------------------


Deferred U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries as the Company considers such earnings to be permanently reinvested in the businesses as of March 3, 2001. These undistributed foreign earnings could become subject to U.S. income tax if remitted, or deemed remitted, as a dividend. Determination of the deferred U.S. income tax liability on these unremitted earnings is not practical, since such liability, if any, is dependent on circumstances existing at the time of the remittance. During the year, the Company remitted a one-time dividend from a foreign subsidiary in the amount of $10.1 million. The taxes provided on this dividend were fully offset by foreign tax credits. The cumulative amount of unremitted earnings from the foreign subsidiaries that is expected to be permanently reinvested was approximately $61.9 million on March 3, 2001.

The components of deferred income tax assets and liabilities are as follows:

                                                Year Ended
------------------------------------------------------------------------
                                    March        February       February
                                   3, 2001       26, 2000       27, 1999
------------------------------------------------------------------------
                                         (In thousands of dollars)
Deferred income tax assets:
    Provision for estimated losses
    on sales returns               $ 1,126       $ 3,241        $   110
    Provision for inventory
    obsolescence                     1,318         2,496          1,232

    Total deferred income tax
    assets                         $ 2,444       $ 5,737        $ 1,342

Deferred income tax liabilities:
    Amortization                   $ 3,287       $ 3,659        $ 4,233
    Depreciation                       406           242            224
    Non-recurring items               (291)         (366)            29
    Other                           (2,058)         (905)           657

    Total deferred income tax
    liabilities                    $ 1,344       $ 2,630        $ 5,143
-----------------------------------------------------------------------


NOTE 12 - EMPLOYEE BENEFIT PLANS

The Company maintains noncontributory qualified and non-qualified defined benefit pensions as well as a postretirement healthcare plan for all eligible non-bargaining unit personnel.

The Company is also a participant in a multi-employer defined contribution pension plan covering domestic bargaining unit employees.

In addition, the Company sponsors a defined contribution plan, which qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code (the "401(k) Plan"). While all non-bargaining unit employees are eligible to participate in the 401(k) Plan, participation is optional. The Company does not contribute to the 401(k) Plan.

Pension expense for all plans was $1,494,000 (2001) and $1,334,000 (2000) and $883,000 (1999).

The  following  tables   summarize   benefit  costs,  as  well  as  the  benefit
obligations, plan assets and funded status associated with the Company's U.S. pension and postretirement healthcare benefit plans.

                                                                                   Postretirement
                                                       Pension Benefits          Healthcare Benefits
------------------------------------------------------------------------------------------------------
                                                    March        February       March        February
                                                   3, 2001       26, 2000      3, 2001       26, 2000
------------------------------------------------------------------------------------------------------
                                                               (In thousands of dollars)
Reconciliation of change in benefit obligation
----------------------------------------------
Benefit obligation at beginning of year ......     $ 20,755      $ 21,712      $  6,294      $  6,581
Service cost .................................          715           693           175           228
Interest cost ................................        1,772         1,537           474           465
Benefits paid ................................       (1,851)       (1,063)         (460)         (376)
Actuarial (gains) losses .....................        3,895        (2,124)          353          (604)

Benefit obligation at end of year ............     $ 25,286      $ 20,755      $  6,836      $  6,294
------------------------------------------------------------------------------------------------------

                                                                                   Postretirement
                                                       Pension Benefits          Healthcare Benefits
------------------------------------------------------------------------------------------------------
                                                    March        February       March        February
                                                   3, 2001       26, 2000      3, 2001       26, 2000
------------------------------------------------------------------------------------------------------
                                                               (In thousands of dollars)
Reconciliation of change in the fair value
of plan assets
------------------------------------------

Fair value of plan assets at beginning of year     $ 13,170      $ 15,011      $   --        $   --
Actual return on plan assets .................        1,269          (845)         --            --
Employer contributions .......................        1,141            67           460           376
Benefits paid ................................       (1,850)       (1,063)         (460)         (376)

Fair value of plan assets at end of year .....     $ 13,730      $ 13,170      $   --        $   --
------------------------------------------------------------------------------------------------------

                                                                               Postretirement
                                                  Pension Benefits           Healthcare Benefits
---------------------------------------------------------------------------------------------------
                                                March        February       March        February
                                               3, 2001       26, 2000      3, 2001       26, 2000
---------------------------------------------------------------------------------------------------
                                                           (In thousands of dollars)
Funded status
Funded status ............................     $(11,555)     $ (7,583)     $ (6,836)     $ (6,294)
Unrecognized actuarial (gains) losses ....        7,137         3,447          (932)       (1,367)
Unrecognized prior service cost ..........         (113)         (128)         --            --
Unrecognized initial transition obligation          220           416         2,995         3,216
Net amount recognized in the consolidated
balance sheets ...........................     $ (4,311)     $ (3,848)     $ (4,773)     $ (4,445)

Components of amounts recognized in the
consolidated balance sheets

Prepaid benefit cost .....................     $    271      $    269      $   --        $   --
Accrued benefit liability ................       (6,990)       (4,941)       (4,773)       (4,445)
Accumulated other comprehensive expense ..        2,408           824          --            --

Net amount recognized in the consolidated
balance sheets ...........................     $ (4,311)     $ (3,848)     $ (4,773)     $ (4,445)
---------------------------------------------------------------------------------------------------

                                                                                         Postretirement
                                                Pension Benefits                       Healthcare Benefits
----------------------------------------------------------------------------------------------------------------
                                         March      February     February      March       February     February
                                        3, 2001     26, 2000     27, 1999     3, 2001      26, 2000     27, 1999
----------------------------------------------------------------------------------------------------------------
                                                               (In thousands of dollars)
Components of net periodic benefit cost
Service cost .....................     $   715      $   693      $   692      $   175      $   228      $   216
Interest cost ....................       1,772        1,537        1,513          474          465          443
Expected return on plan assets ...      (1,224)      (1,320)      (1,430)        --           --           --
Amortization of initial transition
obligation .......................         196          196          196          221          221          221
Prior service cost ...............         (15)         (15)         (15)        --           --           --
Actuarial (gains) losses .........         192          193          132          (82)          (8)         (11)

Net periodic benefit cost ........     $ 1,636      $ 1,284      $ 1,088      $   788      $   906      $   869
----------------------------------------------------------------------------------------------------------------

As of March 3, 2001 and February 26, 2000, both the qualified and non-qualified pension plans have accumulated benefit obligations in excess of plan assets. Information is as follows:

                                                     Pension Benefits
-------------------------------------------------------------------------
                                                   March        February
                                                  3, 2001       26, 2000
-------------------------------------------------------------------------
                                                (In thousands of dollars)

Projected benefit obligation ..................  $ 25,286       $ 20,753
Accumulated benefit obligation ................    20,210         17,308
Fair value of plan assets .....................  $ 13,730       $ 13,170
-------------------------------------------------------------------------


The weighted-average actuarial assumptions used for both pension plans are as follows:

------------------------------------------------------------------------
                                                  March         February
                                                 3, 2001        26, 2000
------------------------------------------------------------------------
Discount rate                                      7.0%           7.75%
Expected return on plan assets                     9.0%            9.0%
Rate of compensation increase                      5.0%            5.0%
------------------------------------------------------------------------


Assumptions for healthcare cost increases are as follows: 7.5% in fiscal 2001, trending down to a 5.5% increase in fiscal 2005. Increases in healthcare costs could significantly affect the reported postretirement benefits cost and benefit obligations. A one percentage point change in assumed healthcare benefit cost trends would have the following effect:

------------------------------------------------------------------------
                                                   1-Percentage Point
                                                 Increase       Decrease
------------------------------------------------------------------------
On total service and interest cost component       $  91         $  (75)
On postretirement benefit obligation (APBO)        $ 642         $ (551)
------------------------------------------------------------------------

NOTE 13 - STOCK OPTION PLANS

The  Company  has  Stock   Option   Plans  that  provide  for  the  granting  of
non-qualified stock options, incentive stock options and stock appreciation rights (SARs) to employees, non-employee directors and consultants within the meaning of Section 422A of the Internal Revenue Code. Options granted generally vest over two or three years and expire ten years after the grant date.

The following table summarizes information about the Plans.

                                              March 3, 2001            February 26, 2000        February 27, 1999
---------------------------------------------------------------------------------------------------------------------
                                                       Weighted-                  Weighted-                 Weighted-
                                                        Average                    Average                   Average
                                                       Exercise                   Exercise                  Exercise
Stock Options                             Shares         Price       Shares         Price      Shares         Price
---------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year .      4,684,052      $  5.81     4,036,000      $  5.75    3,777,500      $  6.23
Granted ..........................        569,550      $  9.35     1,032,500      $  5.39      527,500      $  3.03
Exercised ........................       (587,058)     $  3.57      (318,448)     $  3.75      (13,250)     $  2.22
Forfeited ........................       (357,175)     $ 11.25       (66,000)     $  5.41     (255,750)     $  7.39
  Outstanding at end of year .....      4,309,369      $  6.34     4,684,052      $  5.81    4,036,000      $  5.75

Options exercisable at end of year      3,491,735      $  5.97     3,468,129      $  6.11    2,663,865      $  6.99

Weighted-average fair value of
options granted during the year ..         $ 5.84                     $ 2.97                   $ 1.72
--------------------------------------------------------------------------------------------------------------------

Summarized information about stock options outstanding and exercisable at March 3, 2001 is as follows:

                                              Options Outstanding                      Options Exercisable
----------------------------------------------------------------------------------------------------------------
                                 Outstanding  Weighted-Average  Weighted-Average  Exercisable   Weighted-Average
                                    as of        Remaining          Exercise         as of          Exercise
Exercise Price Ranges               3/3/01    Contractual Life        Price          3/3/01           Price
----------------------------------------------------------------------------------------------------------------
    $1.76  -   $3.53             1,291,319         6.8                $2.65       1,287,985          $2.65

    $3.54  -   $5.29               804,500         7.0                $4.54         594,750          $4.53

    $5.30  -   $7.05               391,000         4.9                $6.04         383,000          $6.03

    $7.06  -   $8.81               883,500         4.5                $7.91         715,500          $8.02

    $8.82  -  $10.57               433,050         7.3                $9.36         123,500          $9.30

   $10.58  -  $12.34               219,000         6.0               $10.85         100,000         $10.75

   $12.35  -  $14.10                     -         0.0                $0.00              -           $0.00

   $14.11  -  $15.86               224,000         0.5               $14.97         224,000         $14.97

   $15.87  -  $17.63                63,000         1.1               $17.63          63,000         $17.63

                                 4,309,369         5.8                $6.34       3,491,735          $5.97
----------------------------------------------------------------------------------------------------------------

The Company follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted by this statement, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized in the Company's Consolidated Statements of Operations for its stock-based compensation plans. Had compensation costs been determined based on the fair value of the stock option grants consistent with the method of SFAS No. 123, the Company's net income and net income per common share assuming dilution would have been reduced to the pro forma amounts indicated below.

                                       (In thousands of dollars, except share data)
                                  2001                     2000                     1999
--------------------------------------------------------------------------------------------------
                       As reported   Pro forma   As reported   Pro forma   As reported   Pro forma

Net income .......       $88,489      $87,279      $59,215      $58,242     $15,571       $15,035
Earnings per share       $  1.91      $  1.88      $  1.25      $  1.23     $  0.33       $  0.32
--------------------------------------------------------------------------------------------------

In determining the preceding pro forma amounts under SFAS 123, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate of 6.5%; estimated volatility of 56%; no dividend yield; expected life of 6.6 years for fiscal 2001 and 10 years for fiscal 2000 and fiscal 1999.


NOTE 14 - CAPITAL STOCK

The Company has a Shareholder Rights Plan which entitles stockholders, in certain circumstances, to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $62 for each share of Common Stock owned. The Shareholder Rights Plan is intended to protect the interests of the Company's stockholders in the event the Company is confronted with coercive or unfair takeover tactics.

In October 1999, the Board of Directors of the Company authorized the Company to repurchase up to 5 million shares of its stock. As of March 3, 2001, the Company had repurchased 3.2 million shares at an average price of $8.99.


NOTE 15 - SEGMENT AND GEOGRAPHIC INFORMATION

Following is the breakdown of industry segments as required by SFAS No. 131. The Company has three reportable business segments: Confectionery, Collectible Sports Products and Entertainment Products.

The Confectionery segment consists of a variety of lollipop products including Ring Pop, Push Pop, Baby Bottle Pop and Flip Pop, the Bazooka bubble gum line and other novelty confectioneries including Pokemon products.

The Collectible Sports Products segment primarily consists of trading cards featuring players from Major League Baseball, the National Basketball Association, the National Football League and the National Hockey League as well as sticker album products featuring players from certain European soccer leagues.

The Entertainment Products segment consists of trading cards, sticker album products, comics and magazines featuring licenses from popular films, television shows and other entertainment properties, including Pokemon.

The Company's management evaluates the performance of each segment based upon its contributed margin, which is profit after cost of goods, product development, advertising and promotional costs and obsolescence, but before unallocated general and administrative expenses and manufacturing overhead, depreciation and amortization, other income, non-recurring items, interest income (expense) and income taxes.

The Company does not allocate assets among its business segments and therefore does not include a breakdown of assets or depreciation and amortization by segment.


                                                              Year Ended
--------------------------------------------------------------------------------------
                                                 March         February       February
                                                3, 2001        26, 2000       27, 1999
--------------------------------------------------------------------------------------
                                                       (In thousands of dollars)
Net Sales
Confectionery .............................     $ 172,528      $ 129,724      $  95,238
Collectible Sports Products ...............       122,918        133,803        124,855
Entertainment Products ....................       143,822        110,666          9,321
  Total Net Sales .........................     $ 439,268      $ 374,193      $ 229,414
---------------------------------------------------------------------------------------


Contributed Margin

Confectionery .............................     $  64,390      $  40,136      $  24,736
Collectible Sports Products ...............        36,365         47,408         48,414
Entertainment Products ....................        83,288         62,886          1,594
  Total Contributed Margin ................     $ 184,043      $ 150,430      $  74,744
---------------------------------------------------------------------------------------

Reconciliation of contributed margin to
income before provision for income taxes

Total contributed margin ..................     $ 184,043      $ 150,430      $  74,744
Unallocated general and administrative
  expenses and manufacturing overhead .....       (60,745)       (52,314)       (47,370)
Depreciation & amortization ...............        (4,345)        (4,019)        (4,871)
Other income ..............................         2,964            755            676
Non-recurring items .......................          --             --            3,479
   Income from operations .................       121,917         94,852         26,658
Interest income (expense), net ............         5,717          1,712           (454)

   Income before provision for income taxes     $ 127,634      $  96,564      $  26,204
---------------------------------------------------------------------------------------

Net sales to unaffiliated customers and income from operations, as presented below, are based on the location of the ultimate customer. Income from operations is defined as contributed margin less unallocated general and administrative expenses and manufacturing overhead, depreciation and amortization, other income and non-recurring items. Identifiable assets, as presented below, are those assets located in each geographic area.

                                                 Year Ended
-----------------------------------------------------------------------
                                     March        February     February
                                    3, 2001       26, 2000     27, 1999
-----------------------------------------------------------------------
                                         (In thousands of dollars)
Net Sales
United States ..................     $218,118     $270,792     $156,913
Europe .........................      180,909       64,534       45,537
Other ..........................       40,241       38,867       26,964
    Total Net Sales ............     $439,268     $374,193     $229,414
-----------------------------------------------------------------------

Income from Operations
United States ..................     $ 32,591     $ 84,289     $ 22,536
Europe .........................       80,132        5,784        1,623
Other ..........................        9,194        4,779        2,499
    Total Income from Operations     $121,917     $ 94,852     $ 26,658
-----------------------------------------------------------------------

Identifiable Assets
United States ..................     $171,385     $146,400     $114,557
Europe .........................      101,819       42,267       29,732
Other ..........................        7,068       14,646        7,164
    Total Identifiable Assets ..     $280,272     $203,313     $151,453
-----------------------------------------------------------------------

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, " Disclosures About Fair Value of Financial Instruments". These estimates have been determined by the Company using available market information and appropriate valuation techniques based on information as of March 3, 2001. As considerable judgment is inherent in the development of these estimates, they are not necessarily indicative of the amounts that the Company would realize in the current market.

The recorded amounts and fair values are as follows:

                                                         March 3, 2001            February 26, 2000
------------------------------------------------------------------------------------------------------
                                                      Recorded       Fair       Recorded       Fair
                                                       Amount        Value       Amount        Value
------------------------------------------------------------------------------------------------------
                                                                  (In thousands of dollars)
Cash and equivalents ............................    $ 158,741    $ 158,741     $  75,853    $  75,853
Prepaid expenses and other current assets .......        7,728        7,728         5,357        5,357
Foreign currency forward contracts ..............         --            (55)         --            685
------------------------------------------------------------------------------------------------------

NOTE 17 - QUARTERLY RESULTS OF OPERATIONS (Unaudited)

                                            2001                                          2000
-----------------------------------------------------------------------------------------------------------------
                            1st        2nd        3rd        4th           1st        2nd        3rd        4th
-----------------------------------------------------------------------------------------------------------------
                                                  In thousands of dollars, except share data)
Net sales ............   $144,332   $141,708   $ 92,700   $ 60,528      $ 84,941   $ 80,391   $110,777   $ 98,084
Gross profit on sales      72,413     74,492     47,518     20,921        37,747     37,286     58,555     45,247
Income from operations     46,010     50,447     24,816        644        15,578     16,525     36,551     26,198
Net income ...........     29,029     31,964     18,881      8,615         9,267      9,881     21,930     18,137
Net income per share
  - basic ............   $   0.64   $   0.71   $   0.42   $   0.19      $   0.20   $   0.21   $   0.47   $   0.39
  - diluted ..........   $   0.62   $   0.68   $   0.41   $   0.19      $   0.20   $   0.21   $   0.46   $   0.38
-----------------------------------------------------------------------------------------------------------------

NOTE 18 - COMMITMENTS AND OTHER MATTERS

Future minimum payments under non-cancelable leases which extend into the year 2011 are $1,560,000 (2002), $1,557,000 (2003), $1,405,000 (2004), $1,257,000
(2005), $1,200,000 (2006) and $4,600,000 thereafter.

Future minimum payments required under the Company's existing sports and entertainment contracts, with various expiration dates extending into the year 2004 are estimated to be $2,233,000 (2002), $1,475,000 (2003) and $1,450,000
(2004).

Total royalty expense under the Company's sports and entertainment licensing contracts was $46,727,000 (2001), $43,403,000 (2000) and $24,373,000 (1999).

Advertising and marketing expenses (which encompass media spending, slotting allowances, consumer promotions as well as player autograph and relic costs) included in selling, general and administrative expenses amounted to $29,565,000
(2001), $25,219,000 (2000) and $18,974,000 (1999).

The Company transacts business in many countries, utilizing many different currencies. It is thus exposed to the effect of exchange rate fluctuations on sales and purchase transactions. The Company enters into both foreign currency forward contracts and options on currency forward contracts to manage these exposures and to minimize the effects of foreign currency transactions on cash flow. Such contracts are entered into primarily to hedge against future commitments. The Company does not engage in foreign currency speculation. Gains and losses on these hedging instruments that are designated and effective as hedges of firm commitments are deferred and recognized in income in the same period as the hedge transaction. The Company may be exposed to credit losses in the event of non-performance by counterparties to these instruments. Management believes, however, the risk of incurring such losses is remote as the contracts are entered into with major financial institutions.

At March 3, 2001, the Company had outstanding foreign currency forward contracts with banks in the amounts of $8,996,000 as compared to $26,485,000 as of February 26, 2000.

These contracts have various maturity dates ranging up to twelve months from March 3, 2001, with over 90% of the contracts maturing within six months. The recognition of the net loss, which amounted to $55,000 using spot rates as of year end, is deferred until the hedged transaction is recorded into operations.


Legal proceedings:
-----------------

In November 1998, the Company was named as a defendant in a purported class action commenced in the United States District Court for the Southern District of California (the "California Court") entitled Rodriquez, et. al. v. The Topps Company, Inc., No. CV 2121-B (AJB) (S.D. Cal.) (the "Class Action"). The Class Action alleges that the Company violated the Racketeer Influenced and Corrupt Organizations Act ("RICO") and the California Unfair Business Practices Act, by its practice of selling sports and entertainment trading cards with randomly-inserted "insert" cards, allegedly in violation of state and federal anti-gambling laws. The Class Action seeks treble damages and attorneys' fees on behalf of all individuals who purchased packs of cards at least in part to obtain an "insert" card over a four-year period. On January 22, 1999, plaintiffs moved to consolidate the Class Action with similar class actions pending against several of the Company's principal competitors and licensors in the California Court. On January 25, 1999, the Company moved to dismiss the complaint, or, alternatively, to transfer the Class Action to the Eastern District of New York or stay the Class Action pending the outcome of the Declaratory Judgment Action pending in the Eastern District of New York. By orders dated May 14, 1999, the California Court denied the Company's motions to dismiss or transfer the Class Action but granted the Company's motion to stay the Class Action pending the outcome of the Declaratory Judgment Action. The California Court also denied plaintiffs' motion to consolidate the Class Action with similar purported class actions. On April 18, 2000, the California Court entered an order requiring plaintiffs in the Class Action as well as in the other purported Class Actions to show cause why all such actions should not be dismissed. By order dated June 21, 2000, the California Court vacated its May 14, 2000 order denying the Company's motion to dismiss the Class, dismissed the RICO claim in the Class Action with prejudice and without leave to replead, and dismissed the pendent state law claims without prejudice. Plaintiffs filed a notice of appeal of the California Court's decision to the United States Court of Appeals for the Ninth Circuit on July 21, 2000. Briefing has been completed but the Court has not yet set a date to hear oral argument. If the Class Action were reinstated on appeal, an adverse outcome in the Class Action could materially affect the Company's future plans and results.

On August 21, 2000, the Company was named as a defendant in a purported class action commenced in the Superior Court of the State of California for the County of Alameda (the "California State Court") entitled Chaset, et. al. v. The Upper

Deck Company, et. al. No. 830257-9 (the "California Class Action"). The California Class Action alleges that the Company and other manufacturers and licensors of sports and entertainment trading cards committed unlawful, unfair and fraudulent business acts under the California Unfair Business Practices Act (CUBPA) and the California Consumer Legal Remedies Act by the practice of selling trading cards with randomly-inserted "insert" cards allegedly in violation of state and federal anti-gambling laws and state consumer laws. The California Class Action asserts three claims for relief and seeks declaratory, equitable and injunctive relief and attorneys' fees on behalf of a purported nationwide class of trading card purchasers. Plaintiff filed an amended complaint on October 13, 2000, including an amendment to demand compensatory and punitive damages and restitution. On December 14, 2000, plaintiff moved for summary judgment on one of his CUBPA claims. On December 15, 2000, all defendants filed a motion to dismiss two of the claims for failure to state a claim upon which relief can be granted; a motion for summary judgment dismissing the remaining claim; and a motion to strike all allegations of fraudulent or deceptive representations and all references to plaintiff's prayer for monetary relief. On March 29, 2001, the Court issued a tentative ruling granting defendants' motion for summary judgment on the grounds that the defendant's practices do not constitute illegal gambling as a matter of law, but denying the demurrer to the extent that the remaining two claims allege false or misleading advertising practices unrelated to the gambling issue. On March 30, 2001, in accordance with the California State practice, the Court heard oral argument on whether or not its tentative ruling should stand as a final ruling. Thereafter, the court issued a tentative ruling denying the motion for summary adjudication and demurrer and set a hearing for June 1, 2001 to hear additional argument on the motion. An adverse outcome in the California Class Action could materially affect the Company's future plans and results.

In November 2000, the Commission of the European Communities began an investigation into whether Topps Europe Limited's distribution arrangements for its licensed products comply with European law. The Commission is seeking information as to whether Topps Europe Limited has engaged in the prevention of parallel trade between the member states of the European Union and/or European Economic Area, in infringement of Article 81 of the EC Treaty and/or Article 54 of the EEA Treaty. Topps Europe Limited filed a response to the Commission's enquiry on November 29, 2000, and provided further information to the Commission on February 2, 2001, pursuant to its request. The Commission is continuing its investigation, and an adverse outcome in its findings could result in a substantial fine.

In all the above matters, the Company's management believes that it has meritorious defenses and intends to vigorously defend against these claims.

The Company is a defendant in several other civil actions which are routine and incidental to its business. In management's opinion, after consultation with legal counsel, these actions will not have a material adverse effect on the Company's financial condition or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
The Topps Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Topps Company, Inc. and Subsidiaries as of March 3, 2001 and February 26, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Topps Company, Inc. and Subsidiaries as of March 3, 2001 and February 26, 2000 and the results of their operations and cash flows for each of the three years in the period ended March 3, 2001 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

New York, New York
April 4, 2001

MARKET AND DIVIDEND INFORMATION


The Company's Common Stock is traded on the Nasdaq National Market under the symbol TOPP. The following table sets forth, for the periods indicated, the high and low sales price for the Common Stock during the last two fiscal years as reported on the Nasdaq National Market. As of April 23, 2001, there were approximately 4,627 holders of record.

                            Fiscal year ended             Fiscal year ended
                              March 3, 2001               February 26, 2000
--------------------------------------------------------------------------------
                        High Price      Low Price      High Price      Low Price
--------------------------------------------------------------------------------
First quarter           $   10.00       $   7.00       $    7.38       $   4.19

Second quarter          $   11.97       $   8.25       $   12.06       $   5.75

Third quarter           $   10.13       $   7.63       $   12.19       $   6.81

Fourth quarter          $   10.69       $   7.88       $   13.38       $   6.94
--------------------------------------------------------------------------------


The Company's credit agreement prohibits the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Notes to Consolidated Financial Statements - Note 10."

SELECTED CONSOLIDATED FINANCIAL DATA

                                              2001           2000           1999            1998            1997
-------------------------------------------------------------------------------------------------------------------
                                                       (In thousands of dollars, except share data)
OPERATING DATA:

Net sales ............................   $    439,268   $    374,193   $    229,414    $    241,250    $    268,975
Gross profit on sales ................        215,344        178,835         94,791          79,709          90,121
Selling, general and administrative
  expenses ...........................         96,391         84,738         72,288          78,437          75,974
Income (loss) from operations ........        121,917         94,852         26,658          (2,020)        (14,475)
Interest income (expense), net .......          5,717          1,712           (454)         (1,585)         (1,942)
Net income (loss) ....................         88,489         59,215         15,571          (4,572)        (10,943)

Income (loss) from operations
per share - basic ....................   $       2.71   $       2.04   $       0.57    $      (0.04)   $      (0.31)
                - diluted ............   $       2.63   $       2.00   $       0.57    $      (0.04)   $      (0.31)
Net income (loss) - basic ............   $       1.97   $       1.28   $       0.34    $      (0.10)   $      (0.23)
                  - diluted ..........   $       1.91   $       1.25   $       0.33    $      (0.10)   $      (0.23)
Cash dividends .......................           --             --             --              --              --

Wtd. avg. shares outstanding - basic .     45,011,000     46,398,000     46,415,000      46,421,000      46,928,000
                             - diluted     46,366,000     47,463,000     46,678,000      46,434,000      46,928,000

-------------------------------------------------------------------------------------------------------------------


BALANCE SHEET DATA:

Cash and equivalents .................   $    158,741   $     75,853   $     41,728    $     22,153    $     24,199
Working capital ......................        138,079         71,128         24,919          20,971          18,716
Property, plant and equipment, net ...         11,181          9,181          7,429          10,148          12,900
Long-term debt, less current portion .           --             --            5,158          22,617          27,450
Total assets .........................        280,272        203,313        151,453         159,148         177,939
Stockholders' equity .................   $    196,542   $    129,175   $     77,224    $     61,609    $     68,052
-------------------------------------------------------------------------------------------------------------------



Certain items in the prior years' financial statements have been reclassified to conform with the current year's presentation.

Income (loss) from operations includes various non-recurring items in fiscal 1999, 1998 and 1997. See Note 2.

BOARD OF DIRECTORS

Arthur T. Shorin               Ann Kirschner                  Richard Tarlow
Chairman, Chief Executive      Chief Executive Officer and    Chairman
Officer and President          President                      Carlson & Partners
                               FATHOM


Allan A. Feder*                David Mauer*                   Stanley Tulchin
Independent Business           President and Chief            Chairman
Consultant                     Executive Officer              Stanley Tulchin
                               Riddell Sports Inc.            Associates, Inc.

Stephen D. Greenberg           Jack H. Nusbaum*
Chairman                       Senior Partner and
Fusient Media Ventures, Inc.   Co-Chairman
                               Willkie Farr & Gallagher


*Nominated to stand for re-election to the Company's Board of Directors at the 2001 Annual Meeting of Stockholders.


OFFICERS

Arthur T. Shorin                Michael P. Clancy              Leon J. Gutmann              John Perillo
Chairman, Chief Executive       Vice President -               Assistant Treasurer and      Vice President - Operations
Officer and President           International and Managing     Assistant Secretary
                                Director, Topps
                                International Limited**

Ronald L. Boyum                 Michael J. Drewniak            Catherine K. Jessup          Scott Silverstein
Vice President - Marketing      Vice President -               Vice President - Chief       Executive Vice President
and Sales and General           Manufacturing                  Financial Officer
Manager Confectionery


Edward P. Camp                  Ira Friedman                   William G. O'Connor
Vice President and President    Vice President - Publishing    Vice President -
- Hobby Division                and New Product Development    Administration


SUBSIDIARIES

Topps Argentina S.A.            Topps Canada, Inc.             Topps International          Topps UK Limited
Managing Director -             Managing Director -            Limited                      Managing Director -
Juan P. Georgalos               Kevin J. Crux                  Managing Director -          Jeremy Charter
                                                               Michael P. Clancy

Topps Brasil, Ltda.             Topps Europe Limited           Topps Italia SRL
Managing Director - Jeroen      Managing Director -            Managing Director -
Servaes                         Christopher Rodman             Furio Cicogna






CORPORATE  INFORMATION

Annual Meeting                  Corporate Counsel             Registrar and Transfer Agent
Thursday, June 28, 2001         Willkie Farr & Gallagher      Mellon Investor Services, LLC
10:30 A.M.                      787 Seventh Avenue            85 Challenger Road
J.P.  Morgan Chase & Co.        New York, NY 10019            Ridgefield Park, NJ  07660
One Chase Manhattan Plaza                                     (800) 851 9677
New York, NY  10081

Investor Relations              Independent Auditors
Edelman Financial Worldwide     Deloitte & Touche LLP
1500 Broadway                   Two World Financial Center
New York, NY 10036              New York, NY 10281




**Topps Ireland Limited changed its name to Topps International Limited as of April 19, 2001.

Form 10-K -- A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be available to stockholders of record upon written request to the Assistant Treasurer.
--------------------------------------------------------------------------------

* Unless otherwise indicated, all date references to 2001, 2000 and 1999 refer to the fiscal years ended March 3, 2001, February 26, 2000 and February 27, 1999, respectively.